Exhibit A

AMENDED AND RESTATED OPERATING AGREEMENT
OF
SKYE HYDRATION, LLC
A UTAH LIMITED LIABILITY COMPANY

THIS AMENDED AND RESTATED OPERATING AGREEMENT of **SKYE HYDRATION, LLC**, a Utah limited liability company (the "***Company***"), is made and entered into effective as of August 16, 2024 (the "***Effective Date***"), by and among the Persons set forth on Schedule A, as amended from time to time.

RECITALS

WHEREAS, the Company has been formed as a Utah limited liability company pursuant to a Certificate of Organization filed with the Utah Division of Corporations of the State of Utah (the "***Certificate***"); and

WHEREAS, certain Members have previously entered into the Operating Agreement dated as of December 21, 2023 (the "***Prior Agreement***"); and

WHEREAS, the Members wish to amend and restate the Prior Agreement by adopting and approving this Agreement for the Company in order establish their respective rights and obligations as Members of the Company and the rules and procedures that are to govern the business and affairs of the Company pursuant to the terms and provisions of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, terms and conditions set forth herein, the parties hereby agree [that the Prior Agreement is hereby amended, restated and superseded in its entirety by this Agreement, and further agree] as follows:

AGREEMENT

1. **Definitions**. The defined terms used in this Agreement shall have the meanings specified below (in addition to terms defined elsewhere in this Agreement):

"***Accountants***" means such firm of independent certified public accountants as may be engaged by the Board.

"***Act***" means Utah Revised Uniform Limited Liability Company Act as in effect at the time of the initial filing of the Certificate with the Utah Division of Corporations and Commercial Code of the State of Utah, and as thereafter amended from time to time.

"***Adjusted Capital Account***" means the Capital Account maintained for each Member as of the end of each fiscal year (i) increased by any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is treated as being obligated to restore pursuant to Regulations Section 1.704-1(b)(2)(ii)(c) or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5) and (ii) decreased by the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6). The foregoing definition of Adjusted Capital

Account is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"***Adverse Regulatory Effect***" **–** means any of the following: (i) a violation by the Company or the Manager of any requirement, condition or guideline contained in any federal, state, local or foreign law or in any order, directive, opinion, ruling or regulation of any Governmental Entity or self-regulatory organization, (ii) the imposition of a requirement that the Company, the Company or the Manager comply with any requirement, condition or guideline contained in any federal, state, local or foreign law or in any order, directive, opinion, ruling or regulation of any Governmental Entity or self-regulatory organization, to which it is not subject as of the date of this Agreement; (iii) the termination ' classification as a partnership for federal income tax purposes, (iv) the Company being treated as a "publicly traded partnership" within the meaning of Section 7704 of the Code and applicable Treasury Regulations, (v) any of the assets of the Company being treated as Plan Assets, (vi) the imposition of a requirement on the Company to register as an investment company under the 1940 Act; (vii) the imposition of a requirement on the Company to comply with any provision of the 1940 Act (other than provisions applicable to a company that relies on Section 3(c)(1) of the 1940 Act, if the Company relies on that section, or Section 3(c)(7) of the 1940 Act, if the Company relies on that section), or (viii) the occurrence of any "prohibited transaction" (within the meaning of Section 406 of ERISA or Section 4975(c) of the Code).

"***Affiliate***" means, with respect to a specified Person, (i) any Person that directly or indirectly controls or is controlled by or is under common control with the specified Person, and (ii) any Person that is an officer of, general partner in or trustee of, or serves in a similar capacity with respect to, the specified Person or of which the specified Person is an officer, general partner or trustee, or with respect to which the specified Person serves in a similar capacity.

"***Agreement***" means this Amended and Restated Operating Agreement, including all Exhibits and Schedules attached hereto, as it may be amended from time to time.

"***Available Cash***" means cash and property on hand, less a reasonable reserve for debts, loans (other than loans made by a Member), and liabilities due and payable, operations and contingencies, as determined by the Board, in its sole discretion.

"***Board***" shall have the meaning set forth in Section 5 below.

"***Capital Contribution***" means the amount of cash or the fair market value of property or services contributed to the Company by each Member as the consideration for such Member's interest in the Company pursuant to Section 4 and set forth on Schedule A. Any reference in this Agreement to the Capital Contribution of a then Member shall include a Capital Contribution previously made by any prior Member with respect to the interest of such then Member in the Company.

"***Capital Transaction***" means (i) a revaluation of the Company, (ii) a refinancing of all or substantially all of the assets of the Company, (iii) a sale of all or substantially all of the assets of the Company, or (iv) a transaction in contemplation of liquidation.

"***Change of Control***" means (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is a party (including, without limitation, any stock acquisition, reorganization, merger or consolidation, but excluding any sale of stock for capital raising purposes and any transaction effected primarily for purposes of changing the Company's jurisdiction of incorporation) other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of transactions, as a result of shares in the Company held by such holders prior to such transaction or series of transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent), or (ii) a sale of all or substantially all of the assets of the Company by means of any transaction or series of related transactions, except where such sale is to a wholly-owned subsidiary of the Company. Notwithstanding the foregoing, a "Change of Control" shall not be deemed to include any transaction or series of transactions principally for bona fide equity financing purposes whereby the Company issues (or agrees to issue) Units (or securities or rights directly or indirectly convertible into, or exercisable or exchangeable for, Units) in exchange for cash, cancellation of indebtedness or any combination thereof.

"***Class A Member***" means any members holding Class A Common Units.

"***Class A Unit***" means a unit of limited liability company membership interest classified as Class A Common Units.

"***Class B Member***" means any members holding Class B Common Units.

"***Class B Unit***" means a unit of limited liability company membership interest classified as Class B Common Units.

"***Common Units***" means the Class A Common Units and Class B Common Units.

"***Common Member***" means the holder of the Common Units.

"***Code***" means the Internal Revenue Code of 1986, as amended.

"***Consent of the Members***" means (i) the vote of the Class A Common Members holding a majority of the then-outstanding Class A Common Units represented at a meeting of Members held in accordance with Section 5.4 or (ii) with regard to action by written consent, the consent of Class A Members holding a majority of the then-outstanding Class A Common Units of the Company.

"***Event of Bankruptcy***" means, with respect to any Member:

(i)   the entry of a decree or order for relief by a court having jurisdiction in the premises in respect of such Member in an involuntary case under the Federal bankruptcy laws, as now or hereafter constituted, or any other applicable Federal or state bankruptcy, insolvency or other similar law, appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of such Member or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs and the continuance of any such decree or order unstayed and in effect for a period of 180 consecutive days; or

(ii)   the commencement by such Member of any proceeding seeking a decree, order, appointment or other relief referred to in clause (i) above, the consent to or failure to oppose the granting of such relief, or the failure of such Member generally to pay its debts as such debts become due, or the taking of any action by such Member in furtherance of any of the foregoing.

"*Fiscal Year*" means the calendar year or such other fiscal year as is required by the Code.

"*Members*" means the parties to this Agreement, any Person to whom the parties to this Agreement may convey an interest in the Company pursuant to Section 8, and any Person subsequently admitted to the Company as a substitute or additional Member in accordance with the terms of this Agreement, and "*Member*" means any of the Members. The Members shall consist of the Class A Members, Class B Members and Preferred Members. To the extent a Manager or officer has purchased Units in the Company, such Manager or officer will have all the rights of a Member with respect to such Units, and the term "Member" as used in this Agreement shall include a Manager or officer to the extent he or she has purchased such Units in the Company.

"*Net Profits*" and "*Net Losses*" shall mean, respectively, the annual net profit or net loss of the Company determined by the Accountants by the method used for federal income tax purposes.

"*Permitted Transferees*" shall mean, collectively, (i) a trustee or trustees of a trust for the benefit of a Member or revocable solely by a Member, (ii) a guardian or conservator of a Member, (iii) the executor(s) or administrator(s) or trustee(s) under the will of a Member (in connection with the death of a Member), (iv) a Member's spouse, sibling, sibling-in-law, parent, grandparent, children or step-children and the trustee or trustees of a trust for the benefit of any of the foregoing Persons, (v) an Affiliate of a Member, or (vi) any transfer to the Company pursuant to the terms of any right to purchase the Company may have or obligation to purchase the Company may have, whether pursuant to this Agreement or by contract.

"*Person*" means any individual, general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association, and the heirs, executors, administrators, legal representatives, successors and assigns of the "Person" when the context so permits.

"*Preferred Member*" means any Member holding a Preferred Units.

"*Preferred Units*" means a Unit that has been designated as a preferred units.

"*Qualified Financing*" means " a transaction or series of transactions pursuant to which the Company issues and sells its equity securities for aggregate gross proceeds of at least $5,000,000 with the principal purpose of raising capital.

"***Regulations***" means regulations promulgated under the Code, as in effect from time to time.

"***Transfer Agent***" means, with respect to any class of Units, such bank, trust company or other Person (including the Company or one of its Affiliates) as shall be appointed from time to time by the Company to act as registrar and transfer agent for such class of Units; provided that if no Transfer Agent is specifically designated for such class of Units, the Company shall act in such capacity.

"***Unit***" means an interest in the Company held by a Member., which shall be classified as the "Class A Common Units", "Class B Common Units" and "Preferred Units". The number and class of Units held by each Member is as indicated on the books of the Company (or Transfer Agent if applicable), as it may be amended from time to time.

2. **General Provisions**.

2.1   Organization of the Company. The Company has been organized as a Utah limited liability company pursuant to the provisions of the Act. Except as provided herein, the rights and obligations of the Members and the administration and termination of the Company shall be governed by the Act. The Board shall take all actions necessary to assure the prompt filing of any documents or instruments necessary or appropriate to effectuate the provisions of this Agreement and the conduct of the operations of the Company as contemplated hereby.

2.2   Name of the Company. The name of the Company is "SKYE HYDRATION, LLC" or such other name as may be determined from time to time by the Board. The Board shall cause to be filed on behalf of the Company such corporate, assumed or fictitious name or foreign qualification certificate or certificates as may from time to time be required by law.

2.3   Business of the Company. The business of the Company shall be to engage in any and all activities as may be performed by a limited liability company under the laws of the State of Utah, as determined by the Board in its sole discretion.

2.4   Place of Business of the Company; Registered Agent. The principal place of business of the Company shall be located at 16744 Goodson Road, Caldwell ID 83607. The Board may, at any time and from time to time, change the location of the Company's principal place of business. The registered agent for the service of process and the registered office shall be that Person and location reflected in the Certificate as filed in the office of the Utah Division of Corporations of the State of Utah. The Board may, at any time and from time to time, change the registered agent or office through appropriate filings and appropriate payment of fees to the Utah Division of Corporations of the State of Utah. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Board shall promptly designate a replacement registered agent or file a notice of change of address, as the case may be.

2.5   Duration of the Company. The Company shall have perpetual existence unless sooner terminated in accordance with Section 11 hereof or as otherwise required pursuant to the Certificate.

2.6   Scope of Members' Authority. Except as expressly provided for in this Agreement, no Member shall have any authority to act for, hold him/herself or itself out as the agent of, or assume any obligation or responsibility on behalf of, any other Member or the Company.

2.7   Title to Company Property. All property owned by the Company, whether real or personal, tangible or intangible, shall be deemed to be owned by the Company as an entity, and no Member, individually, shall have any ownership of such property. The Company may hold any of its assets in its own name or in the name of its nominee, which nominee may be one or more individuals, partnerships, trusts or other entities.

2.8   Members' Names and Contact Information. The name and mailing address of each Member shall be listed on the books and records of the Company maintained for such purpose by the Company as well as the Transfer Agent. The Transfer Agent shall update the books and records of the Company from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable).

2.9   Additional Members. Subject to the limitations of Section 8 hereof, from time to time additional Members may be admitted to the Company by the Board, which shall also determine the Capital Contribution and Units and any other rights and obligations of each such additional Member. Each additional Member shall execute a counterpart signature page hereto. The name, Capital Contribution and Units of each such additional Member shall be duly reflected on the books and records of the Company, or the Transfer Agent. Units. The Members shall have no interest in the Company other than the interest conferred by this Agreement representing, with respect to any Member at any particular time, that particular Member's Units. Every Member by virtue of having become a Member shall be held to have expressly assented and agreed to the terms of this Agreement and to have become a party hereto. Ownership of a Unit shall not entitle a member to any title in or to the whole or any part of the property of the Company or right to call for a partition or division of the same or for an accounting. The Company is initially authorized to issue (a) 100,000,000 Common Units, of which 90,000,000 shall be designated as Class A Common Units and 10,000,000 shall be designated as Class B Common Units and (b) 100,000,000 Preferred Units. The Class B Common Units and Preferred Units shall be non-voting Units and shall have no right to vote with respect to any matter presented to the Members. The Company may not issue any Units beyond the maximum authorized Units described above and may only issue authorized but unissued Units as specifically set forth herein or as otherwise determined by the Board.

2.10   Conversion of Preferred Units. In connection with a Qualified Financing, the holders of the Preferred Units shall have the right to convert all or a portion of the Preferred Units into Class B Common Units at a conversion ratio equal to the price paid for the Preferred Units divided by the value of the Common Units at the time of conversion based upon the most recent price paid for the equity securities in the Qualified Financings.

3. **Distributions**.

        3.1   Distributions. The Board, in its sole discretion, shall determine the amount of cash or other property available for distribution to Members and the timing of such distributions. Distributions shall be made as follows:

        (a)   Available Cash shall be distributed in the following priority:

        (i)   First, the advance distributions described in Section 3.3 hereof;

        (ii)   Second, to the Preferred Members in an amount equal to eight percent (8%) per annum cumulative return on the amount of their unreturned Capital Contribution ("Preferred Return");

        (iii)   Third, to the Preferred Members, according to their Capital Contributions, until cumulative distributions to each such Member under this clause (ii) for all periods equal the amount of such Member's total aggregate Capital Contributions to the Company; and

        (iv)   Fourth, to and among the Common Members in accordance with their percentage interests based upon their Common Unit holdings.

        (b)   With respect to a a Capital Transaction, after paying such liabilities and providing for such reserves, and after adjusting the Capital Accounts of the Members for all items of income, gain, loss and deduction, distributions shall be made to and among the Members as follows:

        (i)   First, to the Preferred Members in an amount equal to any accrued but unpaid Preferred Return;

        (ii)   Second, to the Preferred Members in an amount equal to any unreturned Capital Contributions,; and

        (iii)   Third, to and among the Common Members in accordance with their percentage interests based upon their Common Unit holdings.

        3.2   Non-Cash Distributions. If any non-cash assets of the Company shall be distributed in kind, such assets shall be distributed on the basis of the then fair market value thereof as determined by the Board or any Person engaged by the Board for such purpose in its sole discretion.

        3.3   Tax Distributions. Notwithstanding the foregoing, to the extent that there is Available Cash, the Board shall authorize distributions to each Member at times and in amounts intended to assist each such Member in paying such Member's income tax liabilities for a Fiscal Year arising from the allocations made pursuant to Section 4.3 hereof. The amount distributable pursuant to this Section 3.3 shall be an amount which the Company determines will provide each such Member with sufficient funds to pay such Member's respective federal and state income tax liability for such Fiscal Year, as estimated by the Company. Any distributions –made to a Member pursuant to this Section 3.3 and not recovered against other distributions payable to such Member shall constitute a debt of such Member to the Company payable upon dissolution of the Company or such earlier time as the Member ceases to be a Member of the Company.

3.4   Amounts Withheld. The Company is authorized to withhold from payments and distributions, or with respect to allocation to the Members, and pay over to any federal, state and local government or any foreign government, any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state or local law or any foreign law. All amounts so withheld shall be treated as amounts paid or distributed, as the case may be, to the Members with respect to which such amount was withheld pursuant to this Section 3.4 for all purposes under this Agreement.

3.5   Distribution Policy. The Board may, in its sole discretion, adopt from time to times policies, plans or procedures to further define the timing, amounts and any other terms related to distributions of cash or other property available for distribution to Members.

4.   **Capital Contributions, Profits And Losses**.

4.1   Capital Contributions.

(a)   Each Member has made a Capital Contribution in the amount set forth in Schedule A hereto. No Member shall have any obligation to make any additional Capital Contributions to the Company.

(b)   No interest shall accrue on any contributions to the capital of the Company, and no Member shall have the right to withdraw or to be repaid any capital contributed by him or it or to receive any other payment in respect of his or its interest in the Company (including, without limitation, upon withdrawal from the Company), except as specifically provided in this Agreement.

(c)   Each Member (i) represents and warrants any assets and properties contributed by such Member ("*Contributed Assets*"), have been contributed, transferred, assigned and conveyed to the Company free and clear of any liens, claims or encumbrances of any nature whatsoever, (ii) represents and warrants that the contribution, transferal, assignment and conveyance of such Contributed Assets to the Company do not conflict with, violate or trigger any rules, regulations, ordinances or laws or any jurisdiction or governmental authority, or any third party contractual rights, and (iii) covenants and agrees that, without further consideration, such Member shall execute and deliver (or cause to be executed and delivered, as appropriate) any additional instruments or documents and take such other actions, as the Company may request to more effectively consummate and/or evidence the contribution, transferal, assignment and conveyance of such Contributed Assets to the Company.

4.2   Capital Accounts.

(a)   General. A separate capital account shall be maintained for each Member (each a "*Capital Account*") in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv). The Capital Account of each Member shall be: (i) increased by contributions of money or property by the Member to the Company and allocations of income or gain; (ii) decreased by distributions of money or property by the Company to the Member and allocations of loss or deduction; and (iii) otherwise adjusted in accordance with Treasury Regulations Section 1.704 1(b)(2)(iv). The Board may modify the manner in which Capital Accounts are computed as they deem necessary to comply with Code Section 704(b) and the Treasury Regulations thereunder.

(b)   Revaluations of Company Property. The Company may, at the discretion of the Board, revalue Company property as permitted under Treasury Regulations Section 1.704 1(b)(2)(iv)(f). In the event of such a revaluation, the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704 1(b)(2)(iv)(f) and (g) and subsequent distributive shares of depreciation, depletion, amortization, gain, or loss with respect to revalued property, as computed for tax purposes, shall take into account any variation between the adjusted tax basis and book value of such property in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder.

4.3   Allocations of Profits and Losses.

(a)   Profits for a fiscal period, other than from a Capital Transaction, shall be allocated among the Members in the following order:

(i)   first, to reverse losses under Section 4.3(b)(iv) not previously reversed under this clause (i); and

(ii)   second, to reverse losses under Section 4.3(b)(iii) not previously reversed under this clause (ii); and

(iii)   third, to reverse losses under Section 4.3(b)(ii) not previously reversed under this clause (iii); and

(iv)   fourth, in accordance with the Members' Unit holdings.

(b)   Losses for a fiscal period, other than from a Capital Transaction, shall be allocated among the Members in the following order:

(i)   first, among the Members to reverse aggregate profits allocated under Section 4.3(a)(iv) and not previously reversed under this clause (i);

(ii)   second, to the Members who have made Capital Contributions, according to their Capital Contributions, until cumulative losses to each such Member under this clause (ii) for all fiscal periods equal the amount of such Member's total Capital Contribution to the Company, provided that nothing in this clause (ii) shall cause a Member's Adjusted Capital Account to be reduced below zero;

(iii)   third, to reduce the positive Adjusted Capital Account balance of each Member to zero; and

(iv)   fourth, in accordance with the Members' Unit holdings.

(c)   Items of income, gain, loss and deduction arising from a Capital Transaction shall be allocated to cause Adjusted Capital Accounts, to the greatest extent possible, to be such that if the Company were then liquidated in accordance with Section 11 at book value, distributions in liquidation under Section 10 would be made as provided under Section 3.1(a).

4.4   Section 704(b) Regulatory Allocations. The provisions of the Treasury Regulations under Code Section 704(b) relating to qualified income offset, minimum gain chargeback, minimum gain chargeback with respect to partner nonrecourse debt, allocations of nonrecourse deductions, allocations with respect to partner nonrecourse debt, limitations on allocations of losses to cause or increase a Capital Account deficit, and forfeiture allocations with respect to substantially nonvested partnership interests are hereby incorporated by reference and shall be applied to the allocation of income, gain, loss, or deduction in the manner provided in the Treasury Regulations. The Board may, in its discretion, adjust the subsequent allocations of income, gain, losses, or deduction to prevent distortion of the economic arrangement of the Members, as otherwise described in this Agreement, due to allocations resulting from the preceding sentence.

4.5   Income Tax Allocations.

(a)   Except as otherwise provided below or as otherwise required by the Code or Treasury Regulations, a Member's distributive share of income, gain, loss, and deduction for income tax purposes shall be the same as is entered in the Member's Capital Account pursuant to this Agreement. A Member's distributive share shall be deemed to consist of a pro rata portion of each item of income, gain, loss, or deduction required to be separately stated under Code Section 702(a).

(b)   In accordance with Code Section 704(c) and the Treasury Regulations thereunder, and in such a manner as is determined by the Board, allocations of income, gain, loss, or deduction for income tax purposes shall take into account any variation between the adjusted tax basis of Company property and the book value of such property as determined for purposes of maintaining Capital Accounts.

4.6   Transfer or Change of Interests. If any interests in the Company are newly issued, reserved, transferred, forfeited, or redeemed during a fiscal year, the Board shall adjust allocations of income, gain, loss, deduction, and credit to take account of the varying interests of the Members in any manner consistent with Code Section 706 and the Treasury Regulations thereunder.

5.   **Management**.

5.1   Board of Managers.

(a)   The overall management and control of the business and affairs of the Company will be vested in a Board of Managers (the "***Board***" and each individual serving on the Board, a "***Manager***" and collectively, the "***Managers***"). Subject to the provisions of this Agreement, (including the consent rights of the Members contained herein and provided for under the Act) the Board shall have the full and complete authority, power and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. The Board may delegate the day-to-day management and control of the business and affairs of the Company to such officers and other employees or agents as the Board deems necessary or advisable.

(b)   Certain Limitations on the Powers of the Board. In addition to the other provisions of this Agreement requiring the Consent of the Members, the Consent of the Members shall be required for the Company to:

(i)   Engage in any act that would make it impossible to carry on the ordinary business of the Company;

(ii)   Dissolve the Company pursuant to Section 10 hereof;

(iii)   File a chapter 7 petition in bankruptcy or enter into an assignment for the benefit of creditors;

(iv)   Create any new series of Units or other equity interest in the Company (including any debt security or other instrument convertible into or exercisable for Units or other equity interest) having rights, preferences or privileges senior to or on parity with the Units;

(v)   Consummate a Capital Transaction or Change of Control; or

(vi)   Take any action in furtherance of any of the foregoing.

(c)   Meetings of Board. All decisions of the Board shall be based upon the vote of a majority of the Boards (excluding any vacancies from the calculations). For purposes of clarity, if the Board consists of two Managers, the consent or approval of both Managers shall be required with respect to all actions of the Board. All decisions of the Board shall be made at a meeting of the Board, whether the Boards are present in person or via conference telephone, or by written consent of a majority of the Boards (excluding any vacancies from the calculations); provided, however, there is no requirement that the Board hold a meeting in order to take action on any matter if one or more written consents to such action shall be signed by the Boards required to approve the action being taken. At any time there is only one Manager, such Manager's execution of any agreement, instrument or other document shall be conclusive evidence of such Manager's approval of the same.

(d)   Number of Managers; Initial Managers. The number of Managers shall be fixed from time to time by the Board. The initial number of Manager(s) and names of each Manager(s) shall be set forth on Exhibit A hereto.

(e)   Election and Tenure. Except as provided herein, each Manager shall be a member of the Board until the earliest to occur of the following: (i) the resignation or removal of the Board as provided in Section 5.1(f) or (ii) such Manager's incapacitation or death. Managers need not be Members of the Company. Except as otherwise provided for herein, any vacancy on the Board created by the removal, resignation, incapacity or death of any Manager or by the decision to increase the size of the Board, shall be filled by the Board, unless the Board determines that such vacancy shall be filled by the Consent of the Members or unless there are no Managers remaining, in which case such vacancy shall be filled by the Consent of the Members. Managers may reside outside of the State of Utah.

(f)   Resignations and Removals. Any Manager may resign at any time by giving written notice to the Board, or in the event no Managers remain on the Board after such resignation, to the Members. The resignation of any Manager shall take effect upon receipt of that notice or at such later time as shall be specified in the notice; and, unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make it effective. A Manager may be removed at any time by the Consent of the Members with or without cause.

5.2   Officers.

(a)   Appointment; Resignation; Removal. The Board may appoint officers of the Company with such titles and authorities as determined by the Board. Each officer shall hold office until he or she resigns, dies or is removed by the Board. The Board may remove an officer at any time with or without cause. An officer may resign at any time by giving written notice to the Board. The resignation of such officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The Company shall reimburse the officers for their reasonable expenses (as determined by the Board in the Board's sole discretion) incurred in connection with the Company's business. The officers shall be compensated for their services for such amount and upon such terms and conditions as determined by the Board from time to time.

5.3   Initial Management. The initial Officers of the Company are set forth on Exhibit A hereto.

5.4   Meetings of Members. No annual or regular Member meetings are required. The Board may call meetings of the Members as it deems appropriate, which meetings shall be held (i) at a time and place designated by the Board, and (ii) in accordance with the terms of this Agreement and the Act, if applicable. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Action required or permitted to be taken at a meeting of Members may be taken without a meeting by the Consent of the Members if the action is evidenced by one or more written consents describing the action taken. When any notice is required to be given to any Member, a waiver of the notice in writing signed by the person entitled to the notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of the notice.

5.5   Liability for Certain Acts. The Board and officers of the Company shall perform their managerial duties in good faith, in a manner they reasonably believe to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. A Manager or officer of the Company who so performs his/her managerial duties shall not have any liability by reason of having performed such duties. No Manager or officer of the Company, in any way, guarantees the return of any Member's Capital Contributions or a profit for the Members from the operations of the Company. No Manager or officer shall be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, willful misconduct, or a wrongful taking by such Manager or officer.

5.6   No Exclusive Duty.

(a)   Except as may be provided in a separate agreement between such Person and the Company, the Board and officers shall not be required to manage the Company as their sole and exclusive function and they may engage in other activities in addition to those relating to the Company. The Board and officers shall be permitted to make investments in other non-competing businesses. Neither the Company nor the Board or officers shall have any right, by virtue of this Agreement, to share or participate in such other investments of any Manager, Member or officer or to the income or proceeds derived therefrom.

5.7   Indemnification of Agents. The Company shall defend and indemnify any Member or Manager and may indemnify any other Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a Member, Manager, officer, employee or other agent of the Company or that, being or having been such a Member, Manager, officer, employee or agent, he or she is or was serving at the request of the Company as a manager, director, officer, employee or other agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by applicable law in effect on the date hereof and to such greater extent as applicable law may hereafter from time to time permit. The Board shall be authorized, on behalf of the Company, to enter into indemnity agreements from time to time with any Person entitled to be indemnified by the Company hereunder, upon such terms and conditions as the Board deems appropriate in their business judgment.

5.8   Certain Expenses. All reasonable and necessary expenses incurred by the Boards, Members and officers in connection with the Company's business shall be paid by the Company or reimbursed to the Boards and officers by the Company, subject, in all cases, to the prior approval of the Board. No Member may make loans to the Company without first obtaining the written consent of the Board. Any such expenses, including authorized loans properly made by Members to the Company, shall be paid prior to any distributions to the Members.

6.   **Rights and Obligations Of Members**.

6.1   Limitation of Liability. Each Member's liability shall be limited as set forth in this Agreement, the Act, and other applicable law.

6.2   Company Debt Liability. Except as required pursuant to the Act, a Member will not be personally liable for any debts or losses of the Company beyond the Member's Capital Contribution.

6.3   Company Books. In accordance with Section 7.2 below, the Chief Financial Officer (or if there is none, the "partnership representative" as defined in Section 7.1 below), shall maintain and preserve, during the term of the Company, and for five (5) years thereafter (or longer, if required by applicable law), all accounts, books, and other relevant Company documents. Except as may be required under the Act, the Members shall have no right to receive, inspect or copy such Company documents.

6.4   Priority and Return of Capital. Except as may be expressly provided herein, no Member shall have priority over any other Member, either for the return of Capital Contributions or for Net Profits, Net Losses, or distributions.

6.5   Representations and Warranties of the Members. Each Member hereby represents and warrants to the other Members that the following are true and correct:

(a)   such Member has full power and authority to execute, deliver, and perform this Agreement in accordance with its terms and all applicable laws, and this Agreement constitutes the valid and binding obligation of such Member, enforceable against such Member in accordance with its terms;

(b)   no Event of Bankruptcy has occurred with respect to such Member;

(c)   such Member is a resident at the address set forth on such Member's counterpart signature page attached hereto;

(d)   such Member is financially able to bear the economic risk of the Member's investment in the Company, including the total loss thereof;

(e)   such Member acknowledges that the Units have not been registered under the Securities Act of 1933, as amended, or qualified under state securities laws, in reliance, in part, on the Member's representations, warranties, and agreements herein;

(f)   such Member is an experienced investor in unregistered and restricted securities of speculative and high risk ventures;

(g)   such Member acknowledges that there are substantial restrictions on the transferability of the Units pursuant to this Agreement;

(h)   such Member has been advised to consult with such Member's own attorney regarding all legal matters concerning an investment in the Company and the tax consequences of participating in the Company, and has done so, to the extent the Member considers necessary;

(i)   such Member acknowledges that (1) the tax consequences of investing in the Company will depend on the Member's particular circumstances, and neither the Company, the Members, nor the Members, shareholders, managers, members, agents, officers, directors, employees, affiliates, or consultants of any of them will be responsible or liable for the tax consequences to such Member of an investment in the Company; and (2) there can be no assurance that the Code or applicable regulations will not be amended or interpreted in the future in such a manner so as to deprive the Company and the Members of some or all of the tax benefits they might now receive, nor that some of the deductions claimed by the Company or the allocations of items of income, gain, loss, deduction, or credit among the Members may not be challenged by the Internal Revenue Service; and

(j)   such Member will look solely to, and rely upon, such Member's own advisers with respect to the tax consequences of this investment.

6.6   Confidentiality. This Agreement and all financial statements, tax reports, valuations, reports, reviews, analyses or other materials, and all other documents and information concerning the affairs of the Company and its investments (collectively, the "***Confidential Information***"), that any Member may receive or that may be disclosed, distributed or disseminated (whether in writing, orally, electronically or by other means) to any Member or its representatives or otherwise as a result of its ownership of an interest in the Company, constitute proprietary and confidential information about the Company, the Boards, the officers, and their respective Affiliates (the "***Affected Parties***"). Each Member acknowledges and agrees that the Affected Parties derive independent economic value from the Confidential Information not being generally known and that the Confidential Information is the subject of reasonable efforts to maintain its secrecy. Each Member further acknowledges and agrees that the Confidential Information is a trade secret, the disclosure of which is likely to cause substantial and irreparable competitive harm to the Affected Parties or their respective businesses. Each Member agrees to hold all Confidential Information in strict confidence, and not to disclose any Confidential Information to any third party without the prior written consent of the Board. Each Member also agrees that any document constituting or containing, or any other embodiment of, any Confidential Information shall be returned to the Company upon the Company's request. Notwithstanding any provision of this Agreement to the contrary, the Board may withhold disclosure of any Confidential Information (other than this Agreement or tax reports) to any particular Member if the Board reasonably determines that the disclosure of such Confidential Information to such Member may result in the general public gaining access to such Confidential Information or that such disclosure is not in the best interests of the Company. Notwithstanding the foregoing, each Member may disclose Confidential Information: (a) to its officers, directors, trustees, equity owners, wholly-owned subsidiaries, employees, and outside experts (including but not limited to its attorneys and accountants) on a "need to know" basis, so long as such persons are bound by the same duties of confidentiality to the Company as such Member, and so long as such Member remains liable for any breach of this paragraph by such persons; (b) to the extent that such information is required to be disclosed by applicable law in connection with any governmental, administrative, or regulatory proceeding or filing (including any inspection or examination), after reasonable prior written notice to the Company (except where such notice is expressly prohibited by law); (c) to the extent that such information was received from a third party not subject to confidentiality limitations and such Member can establish that it rightfully received such information from such party other than as a result of the breach of this Section 6.6 by Member or such party; or (d) to the extent that the information provided by the Company is otherwise publicly available in the absence of any breach of this Agreement or other improper or unlawful action on the part of such Member.

7.   **Tax and Financial Matters; Books, Records; Bank Accounts**.

7.1   Tax and Financial Matters. The "partnership representative" (as such term is defined in Code Section 6223(a)) is authorized and required to represent the Company, at the Company's expense, in connection with all examinations of the Company's affairs by any federal, state, local or foreign taxing authority (a "***Taxing Authority***"), including any resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The partnership representative will have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority. Each Member agrees to cooperate with the partnership representative and to do or refrain from doing any or all things reasonably requested by the partnership representative with respect to the conduct of examinations by Taxing Authorities and any resulting proceedings. Each Member agrees that any action reasonably taken by the partnership representative in good faith in connection with any audits of the Company will be binding upon such Members and that such Member will not independently act with respect to tax audits or tax litigation affecting the Company. The partnership representative has sole discretion to make any income tax election it deems advisable on behalf of the Company. All determinations as to tax and accounting principles will be made solely by the partnership representative. The partnership representative will have no liability or obligation to the Company or to any Member for any decision made in good faith in connection with his, her, or its duties as the partnership representative. The initial "partnership representative" of the Company is set forth on Exhibit A. Within one hundred twenty (120) days after the end of each fiscal year, the Company shall furnish to each Member such information as may be needed to enable such Member to file his or its Federal income tax return, any required state income tax return and any other reporting or filing requirements imposed by any governmental agency or authority.

7.2   Books and Records. The Board shall keep just and true books of account with respect to the operations of the Company. Such books shall be maintained at the principal place of business of the Company, or at such other place as the Board shall determine.

7.3   Accounting Basis and Fiscal Year. The books of account of the Company shall be kept on an accrual basis of accounting, or on such other method of accounting as the Board may from time to time determine. The fiscal year of the Company shall be (i) the calendar year or such other year as the Board may from time to time determine, or (ii) in the event the Code requires otherwise, then such other fiscal year as is required by the Code.

7.4   Expenses. The cost and expenses of preparing the Company's tax return and all Company accounting costs and expenses shall be paid by the Company as a Company expense.

7.5   Bank Accounts. The Board shall be responsible for causing one or more accounts to be maintained in a bank (or banks) which is a member of the F.D.I.C., which accounts shall be used for the payment of the expenditures incurred by the Members, Managers and officers in connection with the business of the Company, and in which shall be deposited any and all cash receipts. All such amounts shall be and remain the property of the Company, and shall be received, held and disbursed at the direction of the Board (or by a duly authorized officer of the Company, if any) for the purposes specified in this Agreement. There shall not be deposited in any of said accounts any funds other than funds belonging to the Company, and no other funds shall in any way be commingled with such funds.

8.   **Transferability Of Units**.

8.1   General. No Member may sell, transfer, assign, pledge, encumber or otherwise dispose of all or any part of its interest in the Company, whether voluntarily, involuntarily or by operation of law (the doing of any of the foregoing, to "*Transfer*" or to make a "***Transfer***"), except in accordance with this Agreement. Any Transfer in contravention of any of the terms of this Agreement shall be null and void and ineffective to transfer any interest in the Company, and shall not bind or be recognized by or on the books of the Company, and any transferee or assignee in such transaction shall not be treated as or be deemed to be a Member for any purpose.

        8.2   Voluntary Transfers.

        (a)   Requirements. Except as otherwise set forth herein, Any Member who intends to Transfer any Units (the "***Transferring Member***") shall, prior to any such transfer, (1) deliver written notice (the "***Transferring Member's Notice***") of such intention to the Company and (2) satisfy the terms and conditions set forth in this Section 8.2.

        (b)   Authorization. No Member may Transfer all or any part of such Member's Units without the consent of the Board, which consent may not be unreasonably withheld or delayed. Without limiting the generality of the preceding sentence, such consent of the Board may be given only if:

        (i)   the Transferring Member shall, at the request of the Company, deliver to the Company an opinion of counsel, in form and substance satisfactory to counsel to the Company, that such Transfer and any offerings made in connection therewith are in compliance with applicable federal and state securities laws;

        (ii)   the transferee of such Units (the "***Transferee***") shall execute a statement that such Transferee is acquiring such Units or part thereof for such Transferee's own account for investment and not with a view to the distribution or resale thereof;

        (iii)   in the opinion of counsel to the Company, such Transfer would not jeopardize the Company's status as a limited liability company or result in substantial adverse tax consequences to the Members under the Code; and

        (iv)   such Transfer would not cause or constitute a breach of any agreement then binding upon the Company or of any laws, rules, regulations or orders then applicable to the Company.

        (c)   Rights of First Refusal.

        (i)   Right of First Refusal of the Company. The Transferring Member's Notice shall include the name of the proposed transferee, the proposed purchase price per Unit, the terms of payment of such purchase price and all other matters relating to such sale and shall be accompanied by a copy of a binding written agreement of the proposed Transferee to purchase or otherwise accept such Units from the Transferring Member. The Transferring Member's Notice shall constitute a binding offer by the Transferring Member to sell to the Company or its designee such number of Units then owned by the Transferring Member as are proposed to be sold in the Transferring Member's Notice (the "***Offered Units***") at the monetary price per Unit designated in the Transferring Member's Notice, payable as provided in Section 8.2(c)(iii) hereof. Not later than thirty (30) days after receipt of the Transferring Member's Notice, the Company shall deliver written notice (the "***Company's Notice***") to the Transferring Member stating whether the Company or its designee has accepted the offer stated in the Transferring Member's Notice. The Company (or its designee) may only accept the offer of the Transferring Member in whole and may not accept such offer in part. If the Company or its designee accepts the offer of the Transferring Member, the Company's Notice shall fix a time, location and date for the closing of such purchase, which date shall be not less than ten (10) nor more than thirty (30) days after delivery of the Company's Notice.

(ii) <u>Closing</u>. The place for the closing of any purchase and sale described in this Section 8.2(c) shall be the principal office of the Company or at such other place as the parties shall agree. At the closing, the Transferring Member shall accept payment on the terms offered by the proposed Transferee named in the Transferring Member's Notice; provided, however, that any purchaser under this Section 8.2 shall not be required to meet any non-monetary terms of the proposed transfer, including, without limitation, delivery of other securities in exchange for the Units proposed to be sold. At the closing, the Transferring Member shall deliver to any purchaser under this Section 8.2, in exchange for Units purchased and sold at the closing, certificates for the number of Units stated in the Transferring Member's Notice, accompanied by duly executed instruments of transfer.

(iii) <u>Transfers to Third Parties</u>. If the Transferring Member has satisfied the conditions set forth in this Section 8.2, then the Transferring Member shall be free to sell all, but not less than all, of the Offered Units to the designated Transferee at the price and on terms described in the Transferring Member's Notice; provided, however, that such sale is consummated within ninety (90) days after the later of the giving of the Transferring Member's Notice to the Company. As a condition precedent to the effectiveness of a Transfer pursuant to this Section 8.2, the proposed transferee(s) shall agree in writing prior to such transfer to become a party to this Agreement and shall thereafter be permitted to transfer Units only in accordance with this Agreement.

(iv) <u>Purchase Price</u>. In the event the Transferring Member does not deliver a binding written agreement of the proposed Transferee in connection with such Transferring Member's Notice, the purchase price for the Offered Units shall be determined in accordance with Section 8.3(d) below.

(d) <u>Member Admission</u>. Upon satisfaction of the terms and conditions set forth in this Section 8.2, a Transferee may be admitted as a Member only if:

(i) the Board consents to such admission, which consent may not be unreasonably withheld or delayed;

(ii) such Transferee executes an instrument satisfactory to the Company accepting and adopting the terms and provisions of this Agreement;

(iii) in the case of Transfers other than by operation of law, the Transferring Member states such Member's intention in writing to have such Transferee be admitted as a Member; and

(iv)   such Transferee agrees, at the option of the Company, to pay any filing fees, reasonable counsel fees, and other reasonable expenses in connection with such Transferee becoming a Member hereunder.

An authorized Transferee of Units under Section 8.2(b) who is not admitted as a Member under this Section 8.2(d) shall have the right to receive the share of capital, profits and losses and distributions to which the predecessor in interest of such Units was entitled, but shall have no other rights of a Member. The Units held by an authorized Transferee who is not admitted as a Member shall not be counted for the purpose of determining whether the requisite consent or vote of the Members has been given to any proposed action for which the vote or consent of the Members is required. An authorized Transferee who does not become a Member and who desires to make a further Transfer of Units shall be subject to all the provisions of this Section 8 to the same extent and in the same manner as any Member desiring to make a Transfer of Units

(e)   Transfers to Permitted Transferees.   The restrictions on transfer contained in this Section 8.2 shall not apply to Transfers to a Permitted Transferee; provided, however, that in any such event the Units so transferred in the hands of such Permitted Transferee shall remain subject to this Agreement, and such Permitted Transferee shall so acknowledge in writing as a condition precedent to the effectiveness of such Transfer.

8.3   Involuntary Transfers.

(a)   Transfers by Operation of Law. In the event that a Member (i) files a voluntary petition under any bankruptcy or insolvency law or a petition for the appointment of a receiver or makes an assignment for the benefit of creditors, (ii) is subjected involuntarily to such a petition or assignment or to an attachment or other legal or equitable interest with respect to such Member's Units and such involuntary petition or assignment or attachment is not discharged within thirty (30) days after its date, or (iii) is subject to a transfer of Units by operation of law (which shall specifically be deemed to include dissolution of a Member's marriage), the Company and/or its assignee shall have the right to elect to purchase, individually or collectively, all of the Units which are then owned by the Member and such Member's Permitted Transferees at a purchase price per Unit determined in accordance with Section 8.3(d) hereof. If the Company and/or its assignee fails to purchase any or all of such Units, the other Members may elect to purchase such remaining Units at a purchase price per Unit determined in accordance with Section 8.3(d) hereof. Unless otherwise agreed between or among the purchasing Members, the purchase shall be made pro rata to their then holdings of Units, provided, that if one or more of the Members elects not to purchase any offered Units, the remaining Members may purchase all of the offered Units without consent of any non-purchasing Members, pro rata to their then holdings of Units or in such other manner as they may agree. Failure of the Company and the other Members to elect to purchase the Units under this Section 8.3(a) shall not affect the right of any of them to purchase the same Units under Section 8.2(c) in the event of a proposed Transfer by or to any receiver, petitioner, assignee, transferee or other Person obtaining an interest in the Units.

(b)   Closing.   The Transferring Member whose Units are being purchased (including such Member's legally appointed representative(s) in all cases under this Section 8.3) whose Units are being purchased shall tender all of the Units being purchased hereunder to the purchaser(s) thereof, at the principal office of the Company (or such other place as the parties may agree) at a reasonable date and time specified by the purchaser(s) (in any event within sixty (60) days of the notice from the purchaser(s) to purchase such Units), by delivery of certificates or documents representing such Units or such other document as may evidence the Transferring Member's membership interest in the Company endorsed in proper form for transfer. In exchange for the certificates or documents which were previously delivered as provided above, the purchaser(s) shall deliver the purchase price to the legal representative of the Transferring Member, either in cash or by bank or certified check, or pursuant to a promissory note, or a combination of the foregoing, as the case may be, depending on the relevant conditions pertaining to the purchase of the Units. If a promissory note is being delivered, it shall be payable in equal annual installments of the unpaid balance of the purchase price, over the number of years indicated above in this Section 8.3, plus interest on the then unpaid balance of the purchase price at a floating rate per annum equal to the Prime Rate as published in The Wall Street Journal from time to time, such principal and interest payments being payable on each anniversary of the date of the closing of the purchase of the Units.

(c)   Purchase Price.

(i)   The purchase price for the Units to be purchased pursuant to this Section 8.3 shall be the fair market value of such Units as determined by the Board. If the Transferring Member delivers written notice disputing the Board's determination of the fair market value, which notice is received within ten (10) days of the Board's determination of fair market value, then the fair market value of such Units shall by determined by an independent appraiser selected by the Board; provided, however, that such independent appraiser must be reasonably acceptable to the Transferring Member. If such Transferring Member delivers written notice disputing the Company's choice of independent appraiser, which notice is received within ten (10) days of the Company's selection of the independent appraiser, then each of the Company and such Member shall thereafter have ten (10) days to select an independent appraiser, and such two independent appraisers shall thereafter have an additional twenty (20) days (such period to commence upon termination of the prior ten (10) day period), to select a third independent appraiser, which third independent appraiser shall thereafter serve as the independent appraiser with respect to determination of the fair market value of such Transferring Member' Units (the appraiser so selected, hereinafter, the "*Appraiser*").

(ii)   The determination of the Board, or the Appraiser, if applicable, shall be binding on the Company (or its assignee), each Member, if any, that is purchasing some or all of the Units of the Transferring Member, and the Transferring Member. The Company and the Transferring Member shall each pay one half of the cost of the appraisal. In determining the fair market value of Units under this Agreement, the Appraiser appointed under this Agreement, if applicable, shall consider all opinions and relevant evidence submitted to it by the parties, or otherwise obtained by it, and shall set forth its determination in writing together with its opinions and the considerations on which the opinions are based, with a signed counterpart to be delivered to each party, within sixty (60) days after commencing the appraisal.

(iii)   Notwithstanding the foregoing, if the Units of the Transferring Member are being purchased as a result of the Transferring Member's breach of, or default under, a term or provision of this Agreement, the purchase price of said Units shall be reduced by an amount equal to the damages suffered by the person(s) purchasing such Units (i.e., the Company, the Company's assignee and/or the other Members) as a result of such breach.

8.4   Prohibition on Encumbrances. No Member may pledge, hypothecate or otherwise encumber such Member's Units in any way without Consent of the Members (not including such Member's Units in determining a majority under the definition of "Consent of the Members").

8.5   Rights and Liabilities of a Transferring Member. Any Member who shall have properly Transferred all of such Member's Units in accordance with the terms of this Section 8 shall cease to be a Member of the Company, except for the purpose of determining the Net Profits and Net Losses and assets allocable to such Member's authorized Transferee, and shall no longer have any of the rights or privileges of a Member.

8.6   "Drag-Along" Upon a Change of Control.

(a)   If the Board and Members holding at least 51% of the then-outstanding Class A Common Units of the Company approve a Change of Control of the Company, then each Member covenants and agrees that such Member shall vote to approve such Change of Control (and the terms and provisions thereof) and shall enter into such agreements necessary to evidence and effect such Change of Control, and shall take no action (or omit to take any action) that would prevent, impede or delay consummation of any such Change of Control (including, without limitation, exercise of any appraisal rights or dissenter's rights).

(b)   The Board shall give each Member written notice (a "***Notice of Sale***") at least 15 days before the scheduled closing of a Change of Control. The Notice of Sale shall disclose the identity of the proposed purchaser, the nature of the transaction and the consideration to be received by the Members, the amount of Units to be sold or exchanged (if applicable), and any other material facts relating to the Change of Control.

(c)   Nothing contained in this Section 8.6 shall obligate the Board to consummate any Change of Control hereunder, and any such Change of Control may be abandoned by the Board at any time if the Board deems it to be in the best interests of the Company and the Members to do so.

9.   **Unit Certificates; Legends**. The Company may, but shall have no obligation to, issue certificates or other instruments representing or evidencing the ownership of Units by Members, which certificates or other instruments shall have appropriate securities legends placed on them.

10.   **Withdrawals**

10.1   **Withdrawals by Members from Capital Accounts.** No Member or Assignee shall be entitled to withdraw capital from its Capital Account except with the consent of the Board, which consent may be withheld for any reason or no reason.

10.2   **Voluntary Withdrawal of Members and Withdrawal Payments.** No Member or Assignee shall have the right to resign or withdraw except with the approval of the

Board and shall not receive a distribution of the principal portion of all or part of its Capital Contribution in redemption of such Member's Interest ("**Capital Withdrawal**") except as set forth below:

(a)   A Member seeking to redeem all or a portion of its Interests shall provide the Board with written notice of its election to redeem its Interests no less than one hundred twenty (120) days prior to the date in which the requested Capital Withdrawal be made;

(b)   Capital Withdrawals shall be based upon a Member's Capital Account Balance at the time such Capital Withdrawal is made;

(c)   the Board reserves the right to deny, suspend or modify any Capital Withdrawals or any redemption request if the Board, in its sole discretion, believes that the Company does not have sufficient liquidity to honor such request or if the Board believes such distribution to be contrary to the best interest of the Company or the non-withdrawing Members;

(d)   except as modified by the Board, Capital Withdrawals will be made in the order of request; provided, however, the Board shall be under no obligation to liquidate loans or sale assets of the Company out of the ordinary course of business specifically to meet any Capital Withdrawal request. If one or more requests for redemption are made, those Capital Withdrawals will be made pro-rata as liquidity becomes available and not on a first come / first serve basis (unless otherwise elected by the Board)

(e)   in the event that the date upon which a Capital Withdrawal is to be made falls upon any day other than the first day of a month, then the Member shall not be entitled to receive an allocation of Net Income under Section 3.1(a)(ii) with respect to the redeemed Interests for the period between the first day of the month in which the Capital Withdrawal takes place and the actual date in which the Capital Withdrawal is made; and

(f)   The Board may at any time suspend the withdrawal of funds from the Company, upon the occurrence of any of the following circumstances: (i) whenever, as a result of events, conditions or circumstances beyond the control or responsibility of the Board or the Company, or when disposal of the assets of the Company is not reasonably practicable without being detrimental to the interests of the Company or its Members, which shall be determined in the sole and absolute discretion of the Board; (ii) it is not reasonably practicable to determine the Net Asset Value of the Company on an accurate and timely basis; or (iii) if the Board has determined to dissolve the Company. Notice of any suspension will be given within ten (10) business days from the time the decision was made to suspend distributions to any Member who has submitted a withdrawal request and to whom full payment of the redemption proceeds has not yet been remitted. If a redemption request is not rescinded by a Member following notification of a suspension, the redemption will be effected as of the last day of the calendar month in which the suspension is lifted, on the basis of the Net Asset Value of the Company at that time and in the order determined by the Board in its sole and absolute discretion.

(g)   The Board may, in its sole and absolute discretion, waive such withdrawal requirements if a Member is experiencing undue hardship; acceptability of such Member's hardship will be determined by the Board in its sole and absolute discretion.

10.3   **Involuntary Withdrawal of Members**.

(a)   The Board may at any time require any Member or Assignee to withdraw all or any portion of its Capital Account, or withdraw as a Member or Assignee, in either case without notice to such Member or Assignee, if: (i) the Board determines that such Member or Assignee made a material misrepresentation to the Company in connection with acquiring its Interest or is unable to perform its obligations under this Agreement; (ii) a Proceeding is commenced or threatened against the Company, any other Member or Assignee, arising out of, or relating to, such Member's or Assignee's investment in the Company; (iii) such Member or Assignee Transferred such Interest (or any interest therein) in violation of this Agreement or which resulted in an Adverse Regulatory Effect; or (iv) such Member's or Assignee's ownership of such Interest (or any interest therein) has resulted in (or, in the Board's judgment, is likely to result in) an Adverse Regulatory Effect.

(b)   Any Member or Assignee who is required to withdraw an amount from its Capital Account or to withdraw as a Member or Assignee pursuant to this Section 10.3 shall withdraw from its Capital Account the amount such Member or Assignee is required to withdraw, as specified by the Board.

10.4   Status After Withdrawal.

(a)   Upon any redemption, expulsion, transfer of all of Membership Interests, withdrawal or resignation of any Member, an event of disassociation shall have occurred and (a) the Member's right to participate in the Company's governance, receive information concerning the Company's affairs and inspect the Company's books and records will terminate and (b) unless such disassociation resulted from the transfer of the Member's Membership Interests, the Member will be entitled to receive the distributions to which the Member would have been entitled as of the effective date of the dissociation had the dissociation not occurred. The Member will remain liable for any obligation to the Company that existed prior to the effective date of the dissociation, including, without limitation, any costs or damages resulting from the Member's breach of the Operating Agreement. Under most circumstances, the Member will have no right to any return of his or her capital prior to the termination of the Company unless the Board elects, at its sole and absolute discretion, to return capital to a Member.

(b)   The effect of redemption or disassociation on Members who do not sell or return their Membership Interests will be an increase in each Member's respective percentage interest in the Company and therefore an increase in each Member's respective proportionate interest in the future earnings, losses and distributions of the Company and an increase in the respective relative voting power of each remaining Member. Notwithstanding anything to the contrary herein, redemption shall be at the sole and absolute discretion of the Board and the Board shall not be compelled to redeem or repurchase Membership Interests at any time or for any reason.

(c)   The redemption of Membership Interests shall be subject to the Company's availability of sufficient cash to pay the expenses of the Company, maintain any loan loss reserve and pay the redemption or withdrawal amounts to other Members who requested withdrawal or redemption in the order of the request. No redemption may be made that would render the Company unable to pay its obligations as they become due. The Company shall not be required to sell its assets to raise cash to effectuate any redemption.

(d)   A Person who is permitted or required to resign or withdraw as a Member or Assignee pursuant to this Agreement shall have no rights against the Company.

(e)   A Person who is permitted or required to resign or withdraw as a Member or Assignee pursuant to the provisions of this Agreement shall continue as a Member or Assignee, that is, the Member shall be entitled to receive distributions, but shall not be entitled to vote, until the effective date of such resignation or withdrawal, but not thereafter, notwithstanding that withdrawal proceeds are not paid to such Person until after the effective date of such resignation or withdrawal. Redeemed Membership Interests revert to authorized but unissued Interests and the former holder retains no interest of any kind in such Interests.

10.5   **Legal Restrictions on Capital Withdrawals.** Notwithstanding any other provision of this Agreement, no Capital Withdrawal shall be made to the extent that, after giving effect to such withdrawal, the Company would be in violation of Section 18-607(a) or Section 18-804(a) of the Act.

10.6   Withholding from Capital Withdrawals**.** The Board may withhold and pay over to the Internal Revenue Service or any other taxing authority, pursuant to Code Sections 1441, 1442, 1445, 1446 and any other provisions of the Code or of state, local or foreign law, the amounts the Company may be required to withhold under those provisions or may be required to pay to any federal, state, local or foreign taxing authority relating to a Member or Assignee. The amount of any taxes withheld and paid by the Company on behalf of a Member or Assignee thereof shall be deemed to constitute a distribution to such Member or Assignee and, if withheld and paid in connection with a Capital Withdrawal by such Member or Assignee from a Capital Account, shall reduce (on a dollar for dollar basis) the amount the Company would otherwise pay directly to such Member or Assignee in connection with such Capital Withdrawal.

11.   **Dissolution and Termination**.

11.1   Events of Dissolution.

(a)   Except as provided in subsection (b) of this Section 11.1, the Company shall be dissolved upon the earliest to occur of the following:

(i)   at 12:00 midnight on a date designated by the Board;

(ii)   upon the sale of all or substantially all of the assets of the Company and the conversion into cash of the sales proceeds;

(iii)   upon the entry of a decree of judicial dissolution under the Act; or

(iv)   upon a Change of Control of the Company in which it is not the resulting or surviving entity.

(b)   Dissolution of the Company shall be effective on the day on which the event giving rise to the dissolution occurs, but the Company shall not terminate until a Statement of Dissolution has been filed with the Utah Division of Corporations and Commercial Code and the assets of the Company have been distributed as provided herein. Notwithstanding the dissolution of the Company, prior to the termination of the Company, as aforesaid, the business of the Company and the affairs of the Members, officers and the Board shall continue to be governed by this Agreement. Upon dissolution, the Chief Executive Officer, or if there is none, a liquidator appointed by the Board, shall liquidate the assets of the Company and apply and distribute the proceeds thereof as contemplated by this Agreement and cause the cancellation of the Certificate.

11.2   Distributions Upon Liquidation.

(a)   After payment of liabilities owing to creditors, the Chief Executive Officer, or if there be none, the liquidator(s) appointed by the Members, shall set up such reserves as the liquidator(s) deem(s) reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company. Said reserves may be paid over by the Chief Executive Officer or such liquidator(s) to a bank, to be held in escrow for the purpose of paying any such contingent or unforeseen liabilities or obligations and, at the expiration of such period as the Chief Executive Officer or such liquidator(s) may deem advisable, and such reserves shall be distributed to the Members or their assigns in the manner set forth in Section 11.2(b) below.

(b)   After paying such liabilities and providing for such reserves, and after adjusting the Capital Accounts of the Members for all items of income, gain, loss and deduction, the Chief Executive Officer or such liquidator shall cause the remaining net assets of the Company to be distributed to and among the Members as follows:

(i)   First, to the Preferred Members in an amount equal to any accrued but unpaid Preferred Return;

(ii)   Second, to the Preferred Members in an amount equal to any unreturned Capital Contributions,; and

(iii)   Third, to and among the Common Members in accordance with their percentage interests based upon their Common Unit holdings.

12.   **Miscellaneous**.

12.1   Notices. Except as otherwise provided in Sections 5.2 and 5.3 of this Agreement, any and all notices, elections, consents or demands permitted or required to be made or given under this Agreement shall be in writing, signed by the Member or officer giving such notice, election, consent or demand and shall be delivered personally or sent by facsimile or electronic mail transmission, overnight courier or registered or certified mail, return receipt requested, to each other Member, at such Member's address and/or facsimile number set forth on such Member's signature page hereto, and/or to the officers at the Company's principal executive office. Any and all notices, elections, consents or demands permitted or required to be made or given under this Agreement shall be deemed to have been given if by hand, at the time of the delivery thereof to the receiving party, if made by facsimile or electronic mail transmission, at the time that receipt thereof has been acknowledged by electronic confirmation or otherwise, if sent by overnight courier, on the next business day following the day such notice is delivered to the courier service, or if sent by registered or certified mail, on the third business day following the day such mailing is made.

12.2   Successors and Assigns. Subject to the restrictions on transfer set forth herein, this Agreement, and each and every provision hereof, shall be binding upon and shall inure to the benefit of the Members, their respective successors, successors-in-title, heirs and permitted assigns, and each and every successor-in-interest to any Member, whether such successor acquires such interest by way of gift, purchase, foreclosure, or by any other method, shall hold such interest subject to all of the terms and provisions of this Agreement.

12.3   Amendments. This Agreement may be amended from time to time by the Consent of the Class A Members, provided, however, that (i) each Class A Member to be affected must give its written consent to any amendment which would (a) increase the amount of the Capital Contribution payable by such Class A Member, (b) increase the liability of such Class A Member, or (c) cause such Class A Member's share of the Company's assets to be modified unless all interests of persons or entities who are Class A Members are similarly modified; and (ii) the Board is authorized, without the consent of any Member, to make amendments to this Agreement: (a) to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to add any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provisions of this Agreement; (b) to preserve the status of the Company as a "partnership" for federal income tax purposes; (c) to amend the provisions of this Agreement relating to allocations of profits and losses for tax purposes so that such provisions comply with applicable regulations adopted under the Code; and (d) to update Schedule A hereto to reflect the admission or withdrawal of Members (and issuance/transfer of Units in connection therewith) as authorized by this Agreement.

12.4   Partition. The Members hereby agree that no Member nor any successor-in-interest to any Member, shall have the right while this Agreement remains in effect to have any property of the Company partitioned, or to file a complaint or institute any proceeding at law or in equity to have any property of the Company partitioned, and each Member, on behalf of himself or itself, his or its successors, representatives, heirs, and assigns, hereby waives any such right. It is the intention of the Members that during the term of this Agreement, the rights of the Members and their successors-in-interest, as among themselves, shall be governed by the terms of this Agreement, and that the right of any Member or successor-in-interest to assign, transfer, sell or otherwise dispose of his interest in the Company's properties shall be subject to the limitations and restrictions of this Agreement.

12.5   No Waiver. The failure of any Member to insist upon strict performance of a covenant hereunder or of any obligation hereunder, irrespective of the length of time for which such failure continues, shall not be a waiver of such Member's right to demand strict compliance in the future. No consent or waiver, express or implied, to or of any breach or default in the performance of any obligation hereunder, shall constitute a consent or waiver to or of any other breach or default in the performance of the same or any other obligation hereunder.

12.6   Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of any Member or of the Company.

12.7   Exhibits. All Exhibits and Schedules attached hereto are an integral part of this Agreement and are incorporated herein by this reference.

12.8   Entire Agreement. This Agreement constitutes the full and complete agreement of the parties hereto with respect to the subject matter hereof.

12.9   Captions. Titles or captions of Sections contained in this Agreement are inserted only as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

12.10   Counterparts. This Agreement may be executed in a number of counterparts, all of which together shall for all purposes constitute one Agreement, binding on all the Members notwithstanding that all Members have not signed the same counterpart.

12.11   Advice of Counsel. Each of the parties to this Agreement acknowledges and agrees that such party is sophisticated and has had an opportunity to negotiate the terms of this Agreement, that such party has had an opportunity to consult with such party's own legal counsel prior to execution of this Agreement, that the terms and agreements set forth herein are binding and impose an enforceable legal obligation on such party, and that such party's execution of this Agreement is such party's own free act and deed.

12.12   Equitable Remedies. Each Member shall, in addition to rights provided herein or as may be provided under applicable law, be entitled to all equitable remedies, including those of specific performance and injunction, to enforce its rights hereunder.

12.13   Governing Law. This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the State of Utah, without regard to its conflict of laws doctrine.

[*The remainder of this page has been intentionally left blank.*]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Operating Agreement as of the day and year first above written.

MANAGING MEMBERS   **NON-MANAGING MEMBERS**

Joe Stapley
Joe Stapley (Aug 20, 2024 16:46 MDT)
_____   _____
Authorized Signature   Authorized Signature

Joseph Stapley   **Casey Kelly-Kasum**
CEO and Board Member   Board Secretary

Rand Waters (signature)
Rand Waters (Aug 19, 2024 15:32 MDT)
_____   _____
Authorized Signature   Authorized Signature

Randall Waters   **Jennifer Kelly**
COO & Chairman of the Board

Sean Sullivan
Sean Sullivan (Aug 20, 2024 13:25 EDT)
_____   _____
Authorized Signature   Authorized Signature

Sean Sullivan   **Greg Mortensen**
Board Member   Board Consultant

[Signature Page to [Amended and Restated] Operating Agreement of [_____] LLC]

NON-MANAGING MEMBERS

Brent Watson (Aug 19, 2024 17:18 MDT)
_____
Authorized Signature

_Brent Watson_____
_____
Authorized Signature

_____
Print Name and Title

_____
Authorized Signature

_____
Print Name and Title

_____
Authorized Signature

_____
Print Name and Title

_____
Authorized Signature

_____
Print Name and Title

_____
Authorized Signature

_____
Print Name and Title

_____
Authorized Signature

NON-MANAGING MEMBERS

_____
Authorized Signature

Kathryn Waters

Kirby D. Cochran
_____
Authorized Signature

Kirby Cochran,
Board Consultant

Kammi Reynolds-Stradley
Kammi Reynolds-Stradley (Aug 20, 2024 13:59 MDT)
_____
Authorized Signature

Kammi Reynolds-Stradley

Pamela Ray Kilbourne
Pamela Kilbourne (Aug 20, 2024 11:52 MDT)
_____
Authorized Signature

Pamela Kilbourne

Kennedy Taylor
Kennedy Taylor (Aug 20, 2024 15:05 PDT)
_____
Authorized Signature

Kennedy Taylor

Debra L Nelson
_____
Authorized Signature

Debra Nelson

_____
Authorized Signature

[Signature Page to [Amended and Restated] Operating Agreement of [_____] LLC]

SCHEDULE A

MEMBERS

MEMBERS CAPITAL COMMITMENTS AND PERCENTAGE INTERESTS

	Capital Account	Number and Class of Units	Percentage
Joseph Stapley. *Redacted*	$9740	1,229,000 Class A Common Units	40.966667%
Randall Waters *Redacted*	$20	540,000 Class A Common Units	18%
Casey Kelly-Kasum *Redacted*	$20	150,000 Class A Common Units	5%
Kathryn Waters *Redacted*	$20	150,000 Class A Common Units	5%
Brent Watson *Redacted*	$20	150,000 Class A Common Units	5%
Sean Sullivan *Redacted*	$20	150,000 Class A Common Units	5%
Kirby Cochran *Redacted*	$40	240,000 Class A Common Units	8%
Kammi Reynolds-Stradley *Redacted*	$20	90,000 Class A Common Units	3%
Pamela Kilbourne *Redacted*	$20	90,000 Class A Common Units	3%
Kennedy Taylor *Redacted*	$20	15,000 Class A Common Units	0.005%
Debra Nelson *Redacted*	$20	15,000 Class A Common Units	0.005%
Jennifer Kelly *Redacted*	$20	31,000 Class A Common Units	0.01033333%

Exhibit A

Initial Management

Number of Managers: 2

Joseph (Joe) Stapley, Manager

Randall (Rand) Waters, Manager

Sean Sullivan, Manager

Initial Officer(s):

President, CEO, & Board Member: Joseph (Joe) Stapley

COO & Chairman of the Board: Randall (Rand) Waters

Secretary: Casey Kelly-Kasum

Partnership Representative: Casey Kelly-Kasum